FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  04 July 2006


                                File no. 0-17630


                              Director Declaration



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director Declaration



                                    CRH plc

4th July 2006


Pursuant to paragraph 6.6.13 of the Listing Rules, CRH plc hereby notifies the following in relation to Mr. Dan O'Connor who was appointed a Director of the Company on 28th June 2006:



(a) In the last 5 years Mr. O'Connor has been a director of the following publicly quoted companies:



          Current:

          Turkiye Garanti Bankasi A.S.

          Past:

          Lookers plc



(b) there are no details requiring disclosure for Mr. O'Connor under paragraph 6.6.13 (2) to (6).





Contact:

Angela Malone
Company Secretary
Tel: 00 3531 6344340



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  04 July 1006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director